UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 19, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING

HELD ON MARCH 18TH, 2026

DATE, TIME AND PLACE: March 18th, 2026, at 4.10 p.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 3rd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally impeded, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 18th, 2026

Approved, based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, on the favorable opinion of the Fiscal Council, and on the favorable evaluation of the Statutory Audit Committee, the distribution of R$390,000,000.00 (three hundred and ninety million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.1632708888 (zero point one, six, three, two, seven, zero, eight, eight, eight, eight cents) of gross value per share. The payment will be made until April 30th, 2026, without the application of any monetary restatement index, considering the date of March 23rd, 2026, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 18th, 2026.

FABIANE RESCHKE

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 19, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer